OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...14.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8 )*

CSS INDUSTRIES, INC.
(Name of Issuer)
Common Stock, $.10 par value
(Title of Class of Securities)
125906 10 7
(CUSIP Number)
Alan Singer, Esq.
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103-2921
(215) 963-5000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 21, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	125906 10 7	SCHEDULE 13D	Page	2	of	16

1	NAMES OF REPORTING PERSONS: Ellen B. Kurtzman

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		1,947,969 Shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		66,457 Shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,947,969 Shares

WITH	10	SHARED DISPOSITIVE POWER:

66,457 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,014,426 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

18.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	125906 10 7	SCHEDULE 13D	Page	3	of	16

1	NAMES OF REPORTING PERSONS: Delv, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
52-2070174

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		750,000 Shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0 Shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		750,000 Shares

WITH	10	SHARED DISPOSITIVE POWER:

0 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

750,000 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

7.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	125906 10 7	SCHEDULE 13D	Page	4	of	16

1	NAMES OF REPORTING PERSONS: Trust FBO Ellen B. Kurtzman under the 2002 Farber Children’s Trusts dated December 12, 2002

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
25-6838791

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Florida

	7	SOLE VOTING POWER:

NUMBER OF		0 Shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		750,000 Shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 Shares

WITH	10	SHARED DISPOSITIVE POWER:

750,000 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

750,000 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

7.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	125906 10 7	SCHEDULE 13D	Page	5	of	16

1	NAMES OF REPORTING PERSONS: Trust FBO David M. Farber under the 2002 Farber Children’s Trusts dated December 12, 2002

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
25-6838792

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Florida

	7	SOLE VOTING POWER:

NUMBER OF		0 Shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		750,000 Shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 Shares

WITH	10	SHARED DISPOSITIVE POWER:

750,000 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

750,000 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

7.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	125906 10 7	SCHEDULE 13D	Page	6	of	16

1	NAMES OF REPORTING PERSONS: The Jack Farber 2003 Irrevocable Trust dated December 15, 2003

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
25-6855583

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Pennsylvania

	7	SOLE VOTING POWER:

NUMBER OF		565,151 Shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0 Shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		565,151 Shares

WITH	10	SHARED DISPOSITIVE POWER:

0 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

565,151 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	125906 10 7	SCHEDULE 13D	Page	7	of	16

1	NAMES OF REPORTING PERSONS: The Vivian Farber 2003 Irrevocable Trust dated December 15, 2003

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
25-6855582

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Pennsylvania

	7	SOLE VOTING POWER:

NUMBER OF		351,042 Shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0 Shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		351,042 Shares

WITH	10	SHARED DISPOSITIVE POWER:

0 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

351,042 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

3.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	125906 10 7	SCHEDULE 13D	Page	8	of	16

1	NAMES OF REPORTING PERSONS: Oliver Ernest Associates, LP

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
41-2206777

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		66,732

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0 Shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		66,732

WITH	10	SHARED DISPOSITIVE POWER:

0 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

66,732

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	125906 10 7	SCHEDULE 13D	Page	9	of	16

1	NAMES OF REPORTING PERSONS: The David M. Farber 2006 Trust dated March 29, 2006

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
25-6891516

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Florida

	7	SOLE VOTING POWER:

NUMBER OF		66,732

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0 Shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		66,732

WITH	10	SHARED DISPOSITIVE POWER:

0 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

66,732

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	125906 10 7	SCHEDULE 13D	Page	10	of	16
     This Amendment No. 8 amends the Schedule 13D, as previously amended, filed by Ellen B. Kurtzman, Delv, L.P. (the “Partnership”), Trust FBO Ellen B. Kurtzman under The 2002 Farber Children’s Trusts dated December 12, 2002 (the “EBK Trust”), Trust FBO David M. Farber under The 2002 Farber Children’s Trusts dated December 12, 2002 (the “DMF Trust,” and together with the EBK Trust, the “Children’s Trusts”), The Jack Farber 2003 Irrevocable Trust dated December 15, 2003 (the “Jack Farber Trust”), The Vivian Farber 2003 Irrevocable Trust dated December 15, 2003 (the “Vivian Farber Trust”), Oliver Ernest Associates, LP, a Delaware limited partnership (“Oliver Ernest LP”) and The David M. Farber Trust dated March 29, 2006 (the “David Farber 2006 Trust”) with respect to the common stock, par value $.10 per share (“Common Stock”) of CSS Industries, Inc., a Delaware corporation (“CSS”).

Item 5.	Interest in Securities of the Issuer
     Ellen B. Kurtzman may be deemed to beneficially own 2,014,426 shares of Common Stock (18.8 percent of the issued and outstanding Common Stock of CSS, based upon information provided by CSS in its quarterly report on Form 10-Q for the quarter ended December 31, 2006 indicating that 10,738,645 shares of Common Stock were issued and outstanding on January 19, 2007). Of that amount, she has sole voting and investment power with regard to 1,947,969 shares and shared voting and investment power with regard to 66,457 shares. The shares as to which Ellen B. Kurtzman has sole voting and investment power are as follows:
•	83,667 shares of Common Stock owned directly.

•	750,000 shares of Common Stock (7.0 percent of the issued and outstanding Common Stock of CSS) owned by the Partnership. Ellen B. Kurtzman exercises voting and investment power over these shares through Delv, Inc. (the “General Partner”), a Delaware corporation and general partner of the Partnership, which has the sole voting and investment power with regard to the shares of Common Stock owned by the Partnership. One-half of the outstanding common stock of the General Partner is held by each of the Children’s Trusts, for which Ellen B. Kurtzman serves as sole trustee. As a result, the Children’s Trusts may be deemed to have shared voting and investment power with regard to the 750,000 shares held by the Partnership. Ellen B. Kurtzman also is the sole director of the General Partner and serves as the President, Secretary and Treasurer of the General Partner. In that capacity, Ellen B. Kurtzman has the power to act on behalf of the General Partner to vote and dispose of shares held by the Partnership. The General Partner holds a 0.1 percent interest in the Partnership, and the remaining 99.9 percent interest in the Partnership is owned by the 2003 Farber Family Trust (the “2003 Trust”), of which Ellen B. Kurtzman is the sole trustee. Because the limited partners of the Partnership, in their capacity as limited partners, do not have power to vote or dispose of the shares of Common Stock held by the Partnership, the 2003 Trust is not deemed to have voting or

CUSIP No.	125906 10 7	SCHEDULE 13D	Page	11	of	16
investment power with respect to the Common Stock held by the Partnership. The 2003 Trust does not otherwise have voting or investment power with respect to any shares of Common Stock.
•	565,151 shares (5.3 percent of the issued and outstanding stock of CSS) held by the Jack Farber Trust, of which Ellen B. Kurtzman is the sole trustee and Jack Farber is the sole beneficiary.

•	351,042 shares held by the Vivian Farber Trust, of which Ellen B. Kurtzman is the sole trustee and Vivian Farber is the sole beneficiary.

•	66,732 shares of Common Stock held by Oliver Ernest LP, a Delaware limited partnership. Ellen B. Kurtzman exercises voting and investment power over these shares as Manager of Oliver Ernest Associates, LLC, a Delaware limited liability company that is the general partner of Oliver Ernest LP. The single member of Oliver Ernest Associates, LLC is the David Farber 2006 Trust. As a result, the David Farber 2006 Trust may be deemed to have sole voting and investment power with regard to the 66,732 shares of Common Stock held by Oliver Ernest Associates. The limited partners of Oliver Ernest LP are the Trust of Jack Farber FBO William Joseph Farber dated December 6, 1989 (the “William Farber Trust”) and the David M. Farber Trust dated January 9, 1998 (the “David Farber 1998 Trust”). Because the limited partners of Oliver Ernest LP, in their capacity as limited partners, do not have power to vote or dispose of the shares of Common Stock held by Oliver Ernest LP, the limited partners are not deemed to have voting or investment power with respect to the Common Stock held by Oliver Ernest LP, and do not otherwise have voting or investment power with respect to any shares of Common Stock.
     Ellen B. Kurtzman may also be deemed to have sole voting and investment power with respect to 131,377 shares held by the Farber Family Foundation, Inc., a charitable foundation (the “Farber Family Foundation”). Ellen B. Kurtzman, Jack Farber, her father, Vivian Farber, her mother, and David M Farber, her brother, are members, officers and directors of the Farber Family Foundation. However, only Ellen B. Kurtzman has authority to exercise voting and investment power with respect to shares of Common Stock currently held by the Farber Family Foundation. As a matter of policy, the Farber Family Foundation does not vote the shares of Common Stock that it owns. Ellen B. Kurtzman disclaims any beneficial ownership in the shares held by the Farber Family Foundation.
     In addition, Ellen B. Kurtzman shares voting and investment power with respect to the following shares of Common Stock:
•	20,800 shares of Common Stock owned by a trust for the benefit of her son, Blake Kurtzman (the “BK Trust”), for which she serves as co-trustee with her mother.

CUSIP No.	125906 10 7	SCHEDULE 13D	Page	12	of	16
•	22,675 shares of Common Stock owned by a trust for the benefit of her daughter, Leigh Ann Kurtzman (the “LAK Trust”), for which she serves as co-trustee with her mother.

•	22,982 shares of Common Stock owned by a trust for the benefit of her son, Kenneth Kurtzman (the “KK Trust”), for which she serves as co-trustee with her brother.
     On December 13, 2006, the Farber Family Charitable Lead Annuity Trust distributed all 95,281 shares of Common Stock that it held as follows: 41,243 shares of Common Stock were donated to the Farber Family Foundation; 27,019 shares were distributed to the EBK Trust and 27,019 shares were distributed to the DMF Trust.
     In addition, subsequent to the filing date of Amendment No. 7 to the Schedule 13D, the trusts identified below sold an aggregate of 114,038 shares of Common Stock as follows:

KK Trust
Date of Sale	Number of Shares	Price Per Share ($)
February 23, 2007	200	36.66
February 23, 2007	1,800	36.70
February 23, 2007	200	36.71
February 23, 2007	2,800	36.65
February 26, 2007	1,000	36.70
February 26, 2007	1,000	36.80
February 27, 2007	1,000	37.00
March 1, 2007	2,000	34.51
March 8, 2007	1,000	34.50
March 8, 2007	1,000	34.51
March 9, 2007	700	34.60
March 9, 2007	100	34.61
March 9, 2007	200	34.62
March 9, 2007	200	34.63
March 9, 2007	100	34.79
March 9, 2007	900	34.80
March 15, 2007	1,800	34.50
March 15, 2007	1,000	34.55
March 19, 2007	3,000	34.50

TOTAL	20,000

CUSIP No.	125906 10 7	SCHEDULE 13D	Page	13	of	16

EBK Trust
Date of Sale	Number of Shares	Price Per Share ($)
February 26, 2007	1,000	36.70
February 26, 2007	2,700	36.75
February 26, 2007	300	36.76
February 26, 2007	1,000	36.80
February 27, 2007	1,000	36.85
February 28, 2007	1,000	34.55
February 28, 2007	900	34.60
March 1, 2007	2,100	34.52
March 8, 2007	1,000	34.50
March 9, 2007	2,000	34.50
March 9, 2007	1,000	34.51
March 9, 2007	1,000	34.55
March 15, 2007	1,000	34.50
March 15, 2007	1,000	34.55
March 15, 2007	100	34.60
March 19, 2007	300	34.60
March 20, 2007	1,000	34.50
March 20, 2007	1,600	34.60
March 21, 2007	1,000	34.70
March 21, 2007	1,000	34.90
March 21, 2007	1,000	34.99
March 21, 2007	1,000	35.03
March 22, 2007	1,000	35.09
March 27, 2007	519	35.59
March 27, 2007	1,500	35.61

TOTAL	27,019

BK Trust
Date of Sale	Number of Shares	Price Per Share ($)
February 23, 2007	3,000	36.75
February 23, 2007	1,000	36.82
February 23, 2007	1,000	36.85
February 26, 2007	1,000	36.70
February 26, 2007	1,000	36.80
February 26, 2007	1,000	36.85
February 27, 2007	1,000	37.00
February 28, 2007	500	34.80
March 1, 2007	500	34.51
March 8, 2007	1,000	34.50
March 8, 2007	1,000	34.51
March 9, 2007	3,000	34.60
March 15, 2007	1,000	34.50
March 15, 2007	1,000	34.55
March 16, 2007	1,500	34.50
March 19, 2007	1,500	34.50

TOTAL	20,000

CUSIP No.	125906 10 7	SCHEDULE 13D	Page	14	of	16

LAK Trust
Date of Sale	Number of Shares	Price Per Share ($)
February 23, 2007	2,000	36.79
February 23, 2007	2,000	36.70
February 23, 2007	1,000	36.80
February 26, 2007	1,000	36.70
February 26, 2007	1,000	36.80
February 26, 2007	700	36.85
February 27, 2007	1,000	37.00
March 1, 2007	1,300	34.51
March 8, 2007	1,000	34.50
March 8, 2007	1,000	34.51
March 13, 2007	2,900	34.50
March 15, 2007	1,100	34.50
March 15, 2007	1,000	34.55
March 19, 2007	3,000	34.50

TOTAL	20,000

DMF Trust
Date of Sale	Number of Shares	Price Per Share ($)
February 26, 2007	1,000	36.70
February 26, 2007	3,000	36.75
February 26, 2007	1,000	36.80
February 27, 2007	1,000	36.85
February 28, 2007	1,000	34.54
March 1, 2007	3,000	34.52
March 8, 2007	1,000	34.50
March 9, 2007	2,000	34.50
March 9, 2007	1,000	34.51
March 9, 2007	1,000	34.55
March 15, 2007	1,000	34.50
March 15, 2007	1,000	34.55
March 20, 2007	1,000	34.50
March 20, 2007	100	34.60
March 21, 2007	1,900	34.60
March 21, 2007	1,000	34.70
March 21, 2007	1,000	34.90
March 21, 2007	1,000	34.99
March 21, 2007	1,000	35.03
March 22, 2007	1,000	35.09
March 27, 2007	519	35.59
March 27, 2007	1,400	35.61
March 27, 2007	100	35.62

TOTAL	27,019
     The sales listed in the tables above were effected in the public trading markets pursuant to plans intended to comply with Rule 10b5-1(c) under the Securities Exchange Act.

CUSIP No.	125906 10 7	SCHEDULE 13D	Page	15	of	16
SIGNATURE
After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Ellen B. Kurtzman

DELV, L.P.

By:	DELV, INC., its General Partner

By:

Ellen B. Kurtzman, President

TRUST FBO ELLEN B. KURTZMAN UNDER THE 2002 FARBER CHILDREN’S TRUSTS DATED DECEMBER 12, 2002

By:

Ellen B. Kurtzman, Trustee

TRUST FBO DAVID M. FARBER UNDER THE 2002 FARBER CHILDREN’S TRUSTS DATED DECEMBER 12, 2002

By:

Ellen B. Kurtzman, Trustee

THE JACK FARBER 2003 IRREVOCABLE TRUST DATED DECEMBER 15, 2003

By:

Ellen B. Kurtzman, Trustee
Signatures continued on next page

CUSIP No.	125906 10 7	SCHEDULE 13D	Page	16	of	16
Signatures continued from previous page

THE VIVIAN FARBER 2003 IRREVOCABLE TRUST DATED DECEMBER 15, 2003

By:

Ellen B. Kurtzman, Trustee

OLIVER ERNEST ASSOCIATES, LP

By:	Oliver Ernest Associates, LLC, its General Partner

By:

Ellen B. Kurtzman, Manager

THE DAVID M. FARBER 2006 TRUST DATED MARCH 29, 2006

By:

Matthew H. Kamens, Trustee

By:

Lester E. Lipschutz, Trustee
Date: April 18, 2007